UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                Thermo Sentron Inc.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883593-10-5
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
              (617) 622-1000                   Waltham, MA  02254-9046
            -----------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 11, 1997
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    564,900
      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER

        EACH        564,900
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                564,900

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

                                                                    [   ]
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                5.7%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermedics Inc.
                IRS No. 04-2788806


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Commonwealth of Massachusetts
                 7  SOLE VOTING POWER
    NUMBER OF       7,000,000

      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER
                    7,000,000
        EACH
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                7,000,000


        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

                                                                      [   ]
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                70.9%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

        The Reporting Persons, Thermo Electron Corporation ("Thermo Electron") and its subsidiary Thermedics Inc. ("Thermedics"), hereby amend their statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $0.01 per share, of Thermo Sentron Inc. (the "Issuer"), as set forth below.


   Item 2.  Identity and Background.

        The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

        This Amendment is being filed by Thermo Electron and its subsidiary Thermedics. The Reporting Persons are filing this Amendment pursuant to Rule 13d-2 to reflect an increase in the Reporting Persons' holdings of the Issuer's Shares since the Reporting Persons' last filing on Schedule 13D, in June, 1997, of more than one percent.

   Item 3.  Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended and restated in its entirety as follows:

        The Reporting Persons have expended approximately $1,270,800 in purchasing Shares of the Issuer since the date of their last filing on
   Schedule 13D. These funds were paid out of the Reporting Persons' working capital.

   Item 5.  Interest in Securities of the Issuer.

        Item 5(a) is hereby amended and restated in its entirety as follows:

        (a) The Shares beneficially owned by the Reporting Persons include 7,000,000 Shares, or approximately 70.9% of the outstanding Shares, owned by Thermedics, and 564,900 Shares, or approximately 5.7% of the outstanding Shares, owned by Thermo Electron. To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons beneficially own an aggregate of 183,085 Shares or approximately 1.8% of the outstanding Shares. To the knowledge of the Reporting Persons, the Shares beneficially owned by all executive officers and directors of the Reporting Persons include 147,400 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Persons who owns Shares is set forth below.

   Name                                 Number of Shares(1)
   ----                                 -------------------


   John M. Albertine                    1,000
   Peter O. Crisp                       1,500

   Paul F. Ferrari                      1,500
   David H. Fine                        7,500
PAGE

   Elias P. Gyftopoulos                 1,000

   George N. Hatsopoulos                17,000
   John N. Hatsopoulos                  41,900
   Robert C. Howard                     7,000

   Frank Jungers                        1,000
   John T. Keiser                       7,500
   Paul F. Kelleher                     5,000

   Jeffrey J. Langan                    10,000
   Robert A. McCabe                     3,000
   Frank E. Morris                      1,000

   Donald E. Noble                      16,785
   Hutham S. Olayan                     1,000
   Peter G. Pantazelos                  2,000

   Victor L. Poirier                    7,500
   William A. Rainville                 7,000

   Arvin H. Smith                       7,000
   Roger D. Wellington                  1,000
   John W. Wood, Jr.                    33,400

   Nicholas T. Zervas                   1,500
   All directors and current executive  183,085
   officers as a group (23 persons)

   ________

   (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Mr. Ferrari, Dr. Fine, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Howard, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Langan, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Poirier, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood, Dr. Zervas and all directors and executive officers as a group include 1,000, 1,500, 1,500, 7,500, 1,000, 15,000, 15,000, 7,000, 1,000, 7,500, 5,000, 10,000, 1,000,
   1,000, 15,000, 1,000, 2,000, 7,500, 7,000, 7,000, 1,000, 30,400, 1,500 and
   147,400 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

   While certain directors and executive officers of the Reporting Persons are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Persons.


        Item 5(c) is hereby amended and restated in its entirety as follows:

        (c) During the past 60 days, Thermo Electron effected the following transactions with respect to the Shares:


      Purchaser      Date    Amount  Price Per Share      Transfer Type
PAGE

   Thermo Electron 6/13/97   500     $11.25          Purchase on Open Market
   Thermo Electron 6/17/97 1,300     $11.50          Purchase on Open Market
   Thermo Electron 6/18/97 8,000     $11.44          Purchase on Open Market

   Thermo Electron 6/18/97 5,000     $11.38          Purchase on Open Market
   Thermo Electron 6/20/97 1,000     $11.63          Purchase on Open Market
   Thermo Electron 6/20/97   400     $11.44          Purchase on Open Market

   Thermo Electron 6/24/97 1,400     $11.38          Purchase on Open Market
   Thermo Electron 6/26/97 7,600     $11.38          Purchase on Open Market
   Thermo Electron 6/26/97 1,100     $11.25          Purchase on Open Market

   Thermo Electron 6/27/97 5,700     $11.50          Purchase on Open Market
   Thermo Electron 7/3/97  1,000     $11.38          Purchase on Open Market
   Thermo Electron 7/7/97  1,000     $11.13          Purchase on Open Market

   Thermo Electron 7/8/97  10,000    $11.00          Purchase on Open Market
   Thermo Electron 7/8/97    500     $11.00          Purchase on Open Market

   Thermo Electron 7/11/97 1,000     $11.00          Purchase on Open Market
   Thermo Electron 7/15/97 1,000     $11.50          Purchase on Open Market
   Thermo Electron 7/16/97 1,200     $11.13          Purchase on Open Market

   Thermo Electron 7/17/97 1,200     $11.38          Purchase on Open Market
   Thermo Electron 7/18/97   600     $11.38          Purchase on Open Market
   Thermo Electron 7/18/97   700     $11.50          Purchase on Open Market

   Thermo Electron 7/21/97 1,300     $11.50          Purchase on Open Market
   Thermo Electron 7/28/97 1,300     $11.38          Purchase on Open Market

   To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have effected no transactions in the Shares in the past 60 days.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        The first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

        Of the 7,000,000 Shares beneficially owned by Thermedics, 59,500 Shares are subject to options to acquire such Shares granted by Thermedics pursuant to its director and employee stock option plans. Of the 564,900 Shares beneficially owned by Thermo Electron, 115,900 Shares are subject to options to acquire such Shares granted by Thermo Electron pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Persons have the right, pursuant to such options, to acquire 67,000 Shares. In addition, the following executive officers and directors of the Reporting Persons have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 15,000
PAGE

   Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 15,000 Shares within 60 days; Mr. Donald E. Noble has the right to acquire 15,000 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days; and Mr. John W. Wood, Jr. has the right to acquire 30,400 Shares within 60 days.
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: August 8, 1997                    THERMO ELECTRON CORPORATION


                                      By:  /s/Melissa F. Riordan
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer


   Date: August 8, 1997                    THERMEDICS INC.

                                      By:  /s/Melissa F. Riordan
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: August 8, 1997                    THERMO ELECTRON CORPORATION


                                      By:
                                           -------------------------
                                           Melissa F. Riordan
                                           Treasurer


   Date: August 8, 1997                    THERMEDICS INC.

                                      By:
                                           -------------------------
                                           Melissa F. Riordan
                                           Treasurer


   AA972170031